UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 5)*
QT Imaging Holdings, Inc.
(Name of Issuer)
Common Stock, $0.0001 par value
(Title of Class of Securities)
746962 109
(CUSIP Number)
Jeffrey C. Selman DLA Piper LLP (US) 555 Mission Street, Suite 2400 San Francisco, CA 94105-2933
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 12, 2024
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d- l(e), 240.13d-l(f) or 240.13d- l(g), check the following box. ☐
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.		746962 109
1. Names of Reporting Persons. GigAcquisitions5, LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions)		WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6. Citizenship or Place of Organization		Delaware, USA

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	0
	8. Shared Voting Power	2,671,232(1)(2)
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	2,671,232(1)(2)
11. Aggregate Amount Beneficially Owned by Each Reporting Person		2,671,232
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13. Percent of Class Represented by Amount in Row (11)		12.24% (3)
14. Type of Reporting Person (See Instructions)
PN

(1)This number of shares of Common Stock consists of 2,671,232 shares of Common Stock owned directly by the Reporting Person.

(2)The Common Stock is held directly by the Reporting Person. The Common Stock held by the Reporting Person is beneficially owned by Dr. Avi Katz, the manager of the Reporting Person and Chairman of the Board of the Issuer, who has sole voting and dispositive power over the shares held by GigAcquisitions5, LLC.

(3)Calculation is based upon 21,825,475 shares of common Stock of the Issuer issued and outstanding as reported on the Issuer’s 10-Q filed with the Securities and Exchange Commission on November 13, 2024.

CUSIP No.		746962 109
1. Names of Reporting Persons. Dr. Avi S. Katz
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions)		WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6. Citizenship or Place of Organization		USA and Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	683,076(4)
	8. Shared Voting Power	2,671,232
	9. Sole Dispositive Power	683,076(4)
	10. Shared Dispositive Power	2,671,232
11. Aggregate Amount Beneficially Owned by Each Reporting Person		3,354,308
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13. Percent of Class Represented by Amount in Row (11)		15.35%
14. Type of Reporting Person (See Instructions)
IN
(4) This number of shares of Common Stock consists of: (i) 657,960 shares of Common Stock owned directly by the Reporting Person; and (ii) 25,116 Private Warrants that are exercisable within 30 days of March 4, 2024.

This Amendment No. 5 (this “Amendment”) relates to Schedule 13D is filed jointly by GigAcquisitions5, LLC, (“GigAcquisitions5” or the “Sponsor”), and Dr. Avi S. Katz (each a “Reporting Person” and, collectively, the “Reporting Persons”) with respect to the Common Stock, pursuant to their Joint Filing Agreement dated March 18, 2022 (“Joint Filing Agreement”), filed as Exhibit 7.8 to Schedule 13D originally filed on behalf of the Reporting Persons with the SEC on March 18, 2022 (the “Original Schedule 13D”).

Item 1. Security and Issuer
This Schedule 13D relates to shares of Common Stock, $0.0001 par value (the “Common Stock”) of QT Imaging Holdings, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 3 Hamilton Landing, Suite 160, Novato, CA 94949.
Item 2. Identity and Background
(a)This Schedule 13D is being filed by GigAcquisitions5, LLC, a Delaware limited liability company (“GigAcquisitions5”), and Dr. Avi S. Katz, a citizen of the United States and Israel who is the manager of GigAcquisitions5 (each, a “Reporting Person” and, collectively, the “Reporting Persons”). Dr. Katz is currently a member of the Board of the Issuer.
(b)The business address of the Reporting Persons is 1731 Embarcadero Road, Suite 200, Palo Alto, California 94303.
(c)The Reporting Persons may be deemed to constitute a group for purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”).
(d)During the last five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
Not applicable.
Item 4. Purpose of Transaction
The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Except as disclosed in this Item 4, the Reporting Persons do not have any current plans or proposals that relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Persons, however, will take such actions with respect to the Reporting Persons’ investments in the Issuer as deemed appropriate in light of existing circumstances from time to time and reserve the right to acquire or dispose of securities of the Issuer, to enter into hedging relationships with respect to such securities, or to formulate other purposes, plans, or proposals in the future depending on market conditions and/or other factors.

Item 5. Interest in Securities of the Issuer
Item 5 of this Schedule 13D is amended and supplemented as follows:
(a) See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by each of the Reporting Persons.

(b) See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c) Except for the transactions described herein, there have been no other transactions in the securities of the Issuer effected by the Reporting Persons since the filing of Amendment No. 4 to this Schedule 13D.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of Common Stock.

(e) November 12, 2024.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The Sponsor and Dr. Avi. S. Katz have previously entered into the Joint Filing Agreement attached as Exhibit 7.4 to the Original Schedule 13D with respect to the joint filing of this Schedule 13D.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits
None.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.

Date: November 22, 2024	GigAcquisitions5, LLC

By: /s/ Dr. Avi S. Katz Dr. Avi S. Katz Manager

By: /s/ Dr. Avi S. Katz Dr. Avi S. Katz